

September 15, 2010

Mr. Perry Choiniere
Chief Financial Officer
Global Biotech Corp.
5800 Metropolitan Blvd E
Suite 328
Montreal, Quebec H1S 1A7

>   **Re: Global Biotech Corp.**
>   **Form 10-K for the Fiscal Year Ended November 30, 2009**
>   **Filed March 1, 2010**
>   **Form 10-Q for the Quarterly Period Ended February 28, 2010**
>   **Filed April 14, 2010**
>   **Form 10-Q for the Quarterly Period Ended May 31, 2010**
>   **Filed July 16, 2010**
>   **File No. 0-33271**

Dear Mr. Choiniere:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business day by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended November 30, 2009

Item 8a. Controls and Procedures, page 21

1.   Please be advised that this section should be labeled Item 9A. Controls and Procedures, not Item 8a. Please correct this in the amendment requested below.

2.	We note that your Chief Executive Office and Chief Financial Officer disclose their conclusions as to the effectiveness of disclosure controls and procedures "within 90 days prior to the date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please amend your filing to comply with Item 307 of Regulation S-K. Please also be advised that your Exchange Act rule reference regarding the definition of disclosure control and procedures should be Rule 13a-15(e). Please correct this in your amendment.

3.	We note your statement that controls and procedures can provide only reasonable assurance of achieving the desired control objectives. When you amend you filing, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

4.	Please amend your filing to disclose whether any change occurred in your internal control over financial reporting during your last fiscal quarter (fourth fiscal quarter for an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

5.	It does not appear that your management has performed its assessment of internal control over financial reporting as of November 30, 2009. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308T of Regulation S-K.

	If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

	In performing your evaluation, you may find the following documents helpful:

-	the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

-	the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the*

Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Also, please ensure that your annual report on internal control over financial reporting includes the following: (1) a statement of your responsibility for establishing and maintaining adequate internal control over financial reporting; (2) a statement identifying the framework you used to evaluate the effectiveness of your internal control over financial reporting; (3) your assessment of the effectiveness of the your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective; and, (4) a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a) of Regulation S-K.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Furthermore, please ensure that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specially, you should replace "small business issuer" with "registrant" throughout the certification.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Forms 10-Q for the Quarterly Periods Ended February 28, 2010 and May 31, 2010

Independent Accountant's Consent, page 3

6.   In your May 31, 2010 Form 10-Q, we note that your independent accountant has
        consented to have his review report dated July 15, 2010 incorporated by reference in the
        registration statement on Form 10-Q. The meaning of this disclosure is unclear since
        your Form 10-Q is neither a registration statement nor does it incorporate by reference
        any financial statements or related accountant's reports. Please provide us with your
        analysis of whether a consent from your independent accountant is needed, and if so,
        please amend your filing to clearly indicate the registration statement that incorporates by
        reference these interim financial statements and the related accountant's report.

Item 3. Controls and Procedures, page 14

7.   Please be advised that this section should be labeled Item 4T. Controls and Procedures,
        not Item 3. Please confirm to us that you will revise this in future filing.

8.   The first sentence under this heading states that as of the close of the period covered by
        this Quarterly Report on Form 10-Q, you evaluated the effectiveness of the design and
        operation of your disclosure controls and procedures and your internal controls and
        procedures for financial reporting. Please refer to Item 4T of Form 10-Q. Please note
        that management's conclusion as to the effectiveness of internal control over financial
        reporting is only required to be provided at each fiscal year end, not on a quarterly basis.
        Refer to Item 308T(a) of Regulation S-K, and revise future quarterly reports to clarify
        that management is only evaluating and concluding on the effectiveness of your
        disclosure controls and procedures within your quarterly reports.

9.   You state that your Principal Executive Office and Chief Financial Officer concluded that
        your disclosure controls and procedures were effective in "timely alerting them to
        material information relating to the Company required to be included in this Quarterly
        Report on form 10-Q." Since your conclusion regarding effectiveness paraphrases a
        portion of the definition of disclosure controls and procedures as seen in Exchange Act
        Rule 13a-15(e), it is unclear from your current disclosure whether your management
        concluded that disclosure controls and procedures *as defined in Exchange Act Rule 13a-
        15(e)* were effective. Please confirm to us that your officers concluded that your
        disclosure controls and procedures were effective in ensuring that information required to
        be disclosed by you in the reports that you file or submit under the Act is recorded,
        processed, summarized and reported, within the time periods specified in the
        Commission's rules and forms, and is accumulated and communicated to your
        management, including your principal executive and principal financial officers, or
        persons performing similar functions, as appropriate to allow timely decisions regarding
        required disclosure. In future filings, either provide this entire definition of disclosure

controls and procedures or simply state that your disclosure controls and procedures were effective or ineffective without providing any part of the definition.

10.   We note your current disclosure concerning changes in internal controls subsequent to the date the Company carried out its evaluation. Please note that this disclosure does not meet the requirements of Item 308T(b) of Regulation S-K. Specifically, Item 308T(b) requires disclosure of whether any change occurred in your internal control over financial reporting *during your last fiscal quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us that there were no such changes in your internal control over financial reporting during the fiscal quarters ended February 28, 2010 and May 31, 2010, and revise future filings to address the time frame required by Item 308T(b) of Regulation S-K.

Exhibits 31.1 and 32.2

11.   We note that your certifications, both in your February 28, 2010 Form 10-Q and in your May 31, 2010 Form 10-Q, differ materially from the certifications set forth in Item 601(b)(31) of Regulation S-K. Please amend *each* of these Forms 10-Q to provide certifications *exactly* as set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise your certifications as follows:

- Exclude the word "annual" in paragraph 2.

- Include the complete introductory language in paragraph 4.

- Do not omit paragraph 4(b); instead, ensure that the entire paragraph is included in your certification.

- Replace "small business issuer" with "registrant" throughout the certification.

We will not object if you file abbreviated amendments solely consisting of the Form 10-Q/A cover page, a brief explanation of the reason for the amendment, Part II – Item 6 – Exhibits, signatures, and new certifications consistent with the guidance in Exchange Act Rule 12b-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief